

July 2, 2013

Via E-mail
William C. Lucia
Chief Executive Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

> **Re:** **HMS Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 13, 2013**
> **File No. 000-50194**

Dear Mr. Lucia:

We have reviewed your letter dated June 19, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to, they refer to our letter dated June 5, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 1. Summary of Significant Accounting Policies

(n) Revenue Recognition and Estimated Liability for Appeals, page 62

1.   In response to prior comment 2, you propose to disclose in your Form 10-Q for the period ended June 30, 2013 that you do not believe you face a risk of significant loss in excess of the amounts accrued. Please revise your proposed disclosure to conform to the language in ASC 450-20-50. As noted in our prior comment, you should state that the

estimate of any reasonably possible loss in excess of the amounts accrued is immaterial, if true, or disclose the estimate of such amount.

2.   You indicate in response to prior comment 2 that you will disclose any reasonably possible near term changes in the estimated liability for appeals due to uncertainties related to the re-procurement of the Medicare RAC contract or potential material changes to the Medicare RAC contract structure in future filings. As previously requested, specifically explain to us how the resolution of related corrective actions, the transition plan established by CMS, and potential changes to the contract's structure could impact your estimated liability for appeals. Tell us whether any of these changes are reasonably likely and consider disclosures consistent with ASC 275-10-50-9. For example, we note from your earnings call on April 26, 2013 that, under the new rebilling rule in the Medicare RAC program, providers would give up the right to appeal and HDI may be able to release some reserves for appeals.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Overview, page 17

3.   In response to prior comment 1, you indicate that it is unlikely that HDI will not be awarded a region under the RFQ and you plan to quantify the amount of revenues generated under HDI's Medicare RAC contract for Region D. Tell us what consideration you gave to also quantifying any reasonably expected impact on your liquidity, capital resources and/or results of operations from the related corrective actions and transition plan established by CMS. For example, we note from your disclosures in your Form 10-Q for the period ended March 31, 2013 and the Form 8-K filed June 3, 2013 that incumbent contractors are only permitted to request medical records through June 2013 pursuant to the transition plan established by CMS, although your current contract term is through February 2014, and this may significantly reduce your expected revenues from this contract for the remainder of the contract term.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief